July 7, 2011

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Gafisa S.A. (“Gafisa” or the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed on March 10, 2010
File No. 001-33356

Dear Mr. Decker:

Set forth below is Gafisa’s response to your letter dated April 4, 2011 relating to Gafisa’s Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”). To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009

Audited Consolidated Financial Statements

Note 25 -- Supplemental Information -- Summary of Principal Difference Between Brazilian GAAP and US GAAP

(d) US GAAP condensed consolidated financial information, page F-88

1.  We note your response to comments three and six from our letter dated March 15, 2011.  We await your qualification of the errors in your U.S. GAAP revenue recognition for the periods presented in your 2009 Form 20-F.

To assist the Staff’s review, the Company has repeated below (in bold type) comments three and six from the Staff’s letter dated March 15, 2011.

3. We note your response to comment seven and await your consideration of the default rates and termination practices and their impact on your accounting policies for U.S. GAAP revenue recognition for the periods presented in your 2009 Form 20-F.

The Company has assessed the quantification of effects related to EITF Issue 06-08 “Applicability of the Assessment of a Buyer’s Continuing Investment under FASB Statement No. 66 for Sale of Condominiums” requiring amounts potentially refundable to a customer to be excluded from the initial and continuing investments tests required by ASC 306.20.40.  The Company has provided supplementally the quantification related to EITF Issue 06-08 under Item 2 in the attached Annex A.

In addition, as stated in its Current Report on Form 6-K furnished April 1, 2011, the Company identified a misclassification of certain amounts as cash equivalents in its US GAAP financial information included in Note 25 to the consolidated financial statements included in the 2009 Form 20-F which should have been classified as Marketable securities.  These financial instruments were appropriately accounted for as cash equivalents under Brazilian GAAP in effect at that time, and their misclassification has no impact on the Company’s Brazilian GAAP or US GAAP working capital.  However, the Company has concluded that these US GAAP misclassifications have a material effect on amounts disclosed in its US GAAP reconciliation footnote and financial statements contained in the 2009 Form 20-F, including but not limited to, the amount of Cash equivalent balances, the amount of Marketable securities balances, and the related requirement to present a US GAAP consolidated statement of cash flows in Note 25.  The quantification for the correction of this error is provided supplementally under Item 1 in the attached Annex A.

6. We note your response to comment 12 from our letter dated February 18, 2011. We would like to understand how you determined that the exclusion of a cash flow statement in compliance with IAS 7 was not a material error that would require an amendment of your Form 20-F for the year ended December 31, 2009. Therefore, as previously requested, please supplementally provide us with statements of cash flow in compliance with IAS 7 for the periods presented in your 2009 Form 20-F so that we can understand how these cash flow statements would have differed from the Brazilian GAAP cash flow statements presented in your filing. Please also ensure your materiality analysis under SAB Topic 1:M addresses how the errors in the presentation of your cash and cash equivalents under U.S. GAAP were neither quantitatively nor qualitatively material.

As requested by the Staff, the Company previously provided its unaudited statements of cash flow in compliance with IAS 7 for the years presented in the 2009 Form 20-F to allow the Staff to better understand how these cash flow statements would have differed from the Brazilian GAAP cash flow statements presented in the Company’s 2009 Form 20-F. The balances are subject to change to the extent the underlying accounts are amended.

As stated in its Current Report on Form 6-K furnished June 27, 2011, Ernst & Young Terco Auditores Independentes S.S. resigned as the Company’s independent registered

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accounting firm with respect to 2009 for purposes of its filings with the Staff. The Company has recently engaged PricewaterhouseCoopers Auditores Independentes as the Company’s independent registered accounting firm with respect to 2009 for purposes of its filings with the Staff.  The Company will provide a draft of the US GAAP consolidated statement of cash flows for the Staff’s review once the new auditor has been able to complete its audit.

If you have any questions or wish to discuss any matters relating the foregoing, please contact me at +5511-3025-9191 or Manuel Garciadiaz of Davis Polk & Wardwell LLP at 212-450-6095.

Sincerely yours, /s/ Alceu Duílio Calciolari
Alceu Duílio Calciolari Chief Executive Officer Gafisa S.A.

cc:	Manuel Garciadiaz, Esq. (Davis Polk & Wardwell LLP) Ivan Clark (PricewaterhouseCoopers Auditores Independentes)

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Annex A

GAFISA S.A.
PRELIMINARY MANAGEMENT DATA

Consolidated Financial Statements as of
December 31, 2007, 2008 and 2009

Restatement of Reconciliation Note (BRGAAP x USGAAP)

(UNAUDITED)

TABLE OF CONTENTS

Page
Restatement items
1 – Cash and Cash Equivalents / Marketable Securities	A-3
2 – Revenue Recognition	A-4

All amounts are expressed in thousands of Brazilian Reais

1 – CASH AND CASH EQUIVALENTS / MARKETABLE SECURITIES

Cash and Cash Equivalents / Marketable Securities

As per the definition of cash equivalents under FASB ASC 305-10-20, the Company has determined that the amounts below do not meet the cash equivalents definition under US GAAP because the original maturity at date of purchase was more than 90 days.  These amounts have been classified as short-term available for sale marketable securities in the restated US GAAP consolidated financial information.

Cash And Cash Equivalents Marketable Securities	As Originally Reported	Reclassification (1)	As Restated
	(Unaudited)	(Unaudited)	(Unaudited)
Cash and cash equivalents	1,348,403	(1,055,463)	292,940
Marketable securities trading	–	1,005,882	1,005,882
Restricted cash	47,265	49,581	96,846
Total	1,395,668	–	1,395,668

December 31, 2008
Cash and cash equivalents	510,504	(326,980)	183,524
Marketable securities trading	–	326,980	326,980
Restricted cash	76,928	–	76,928
Total	587,432	–	587,432

December 31, 2007
Cash and cash equivalents	512,185	(299,116)	213,069
Marketable securities trading	–	299,116	299,116
Restricted cash	9,851	–	9,851
Total	522,036	–	522,036

(1)	As per the definition of cash equivalents under FASB ASC 305-10-20

2 – REVENUE RECOGNITION

Revenue Recognition – Application of ASC 350.20.40.10

ASC 350.20.40.10 (formerly EITF Issue 06-08 “Applicability of the Assessment of a Buyer’s Initial and Continuing Investment under FASB Statement No. 66 for Sales of Condominiums”) requires amounts potentially refundable to customers to be excluded from the initial and continuing investment test.  The Company had previously not fully considered the contractual penalty/refund provisions on a unit by unit basis in applying US GAAP revenue recognition for purposes of ASC 350.20.40.10.

Gafisa Segment

Gafisa sales contracts provide for a penalty to be charged to the customer which generally equates to 18% of sales prices (adjusted for inflation) to the extent Gafisa agrees to terminate the contract following default by the customer.   After charging such penalties, should amounts previously paid by customers under a Gafisa contract be in excess of the penalty computation, then a refund of 60% of such remaining balance is provided to the Gafisa customer based on the terms of the contract.  Gafisa has historically entered into commercial negotiations with customers and has been willing to concede higher levels of refunds in an attempt to avoid protracted court proceedings and regain clear title to its units so they can be sold timely.  Gafisa’s negotiated repayments have historically approximated 35% of amounts previously paid.

Upon consideration of the aforementioned contractual provisions in its continuing investment test, along with other aspects of US GAAP ASC 360.20, adjustments to previously recorded US GAAP revenue recognition are required for the Gafisa segment.  While Gafisa considers contractual provisions in its initial and continuing investment tests, it does not consider any amounts commercially negotiated and repaid to the defaulting party in excess of contractual amounts (inclusive of penalty provisions) to be refunds for the purpose of its initial and continuing investment tests as the contract does not provide the defaulting party with a right to cancel.

Tenda Segment

Tenda’s pilot contracts provide for a refund to customers of 80% of the amounts previously paid during the construction period to the extent that default is agreed.  Given that Tenda pilot contracts have potential refund provisions of 80% of amounts previously paid, those potentially refundable amounts are excluded from the initial investment test.  When those amounts are excluded, a Tenda pilot customer would be required to make a substantial initial investment.  Because low income home buyers do not make such large down payments, most Tenda pilot contracts will not meet the initial investment test and thus should be recognized using the deposit method of accounting.

Tenda’s sales contracts financed through Caixa Econômica Federal - CEF (a Brazilian Government agency) during the construction period, called Associative Credit, do not contain refund clauses.  However, such contracts are typically financed primarily by CEF and the minimum initial customer investment is rarely achieved.  Thus, those contracts should also be recognized using the deposit method of accounting.

Tenda has historically applied percentage of completion for its US GAAP revenue recognition.  Accordingly, the Company is restating the US GAAP financial position and results of operations of its Tenda segment to properly account for the contractual provisions described above.

Alphaville - AUSA Segment

Alphaville’s sales contracts provide for a refund to customers of 80% of the amounts previously paid during the infrastructure period to the extent that default is agreed.  Given that the contracts have potential refund provisions of 80% of amounts previously paid, those potentially refundable amounts are excluded from the initial investment test.  When those amounts are excluded, the customer would be required to make a substantial initial investment.  Because middle and high end income customers may make large down payments, a large part of these contracts may meet the initial investment test.  Alphaville’s negotiated repayments have historically approximated 76% of amounts previously paid.

Alphaville has historically applied percentage of completion for its US GAAP revenue recognition.  Accordingly, the Company is restating the US GAAP financial position and results of operations of its Alphaville segment to properly account for the contractual provisions described above.

Reconciliation of Restated Net Income - 2009

a) Net Income Reconciliation - BR and US GAAP

	As originally reported		As restated
Net Income Reconciliation – BR and US GAAP	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	213,540	–	213,540
Revenue recognition – net operating revenue	(477,072)	(344,630)	(821,702)
Revenue recognition – operating costs	342,830	220,221	563,051
Stock compensation (expense) reversal	7,194	–	7,194
Reversal of negative goodwill amortization of Redevco and Tenda	(178,508)	–	(178,508)
Business Combination of Tenda	(3,173)	(15,194)	(18,367)
Tenda’s share issuance costs	11,072	–	11,072
Business Combination of Alphaville	(16,786)	–	(16,786)
Business Combination of Redevco	4,848	–	4,848
Reversal of contract termination provision	–	13,826	13,826
Other	49	–	49
Reversal and reclassification of non–controlling interest	36,188	30,178	66,366
Deferred income tax on adjustments above	23,140	25,770	48,910
Net income (loss) attributable to Gafisa, net of non–controlling interest	(36,678)	(69,829)	(106,507)
Net income (loss) attributable to noncontrolling interests under USGAAP	42,276	(11,908)	30,368
Total net income (loss) under USGAAP	5,598	(81,737)	(76,139)

Reconciliation of Restated Shareholder’s Equity – 2009

b) Shareholders’ Equity Reconciliation BR and US GAAP

	As originally reported		As restated
Shareholders’ Equity Reconciliation BR and US GAAP	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	2,325,634	–	2,325,634
Revenue recognition – net operating revenue	(821,707)	(608,021)	(1,429,728)
Revenue recognition – operating costs	560,157	400,320	960,477
Capitalized interest	99,897	–	99,897
Amortization of capitalized interest	(94,126)	–	(94,126)
Liability – classified stock options	(3,939)	–	(3,939)
Receivables from clients – SFAS 140	11,410	–	11,410
Liability assumed – SFAS 140	(11,410)	–	(11,410)
Reversal of goodwill amortization of Alphaville	18,234	–	18,234

	As originally reported		As restated
Shareholders’ Equity Reconciliation BR and US GAAP	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Reversal of negative goodwill amortization of Redevco and Tenda	(232,327)	–	(232,327)
Gain on the transfer of FIT Residencial	205,527	–	205,527
Business Combination of Tenda	13,231	(17,974)	(4,743)
Business Combination of Alphaville	(38,888)	–	(38,888)
Business Combination of Redevco	4,848	–	4,848
Reversal of contract termination provision	–	25,023	25,023
Other	(538)	–	(538)
Reversal and reclassification of non – controlling interest	56,425	64,209	120,634
Deferred income tax on adjustments above	72,827	36,961	109,788
Shareholders’ equity before non – controlling interest	2,165,255	(99,482)	2,065,773
Noncontrolling interests under USGAAP	47,912	(31,825)	16,087
Total Shareholders’ equity under USGAAP	2,213,167	(131,307)	2,081,860

Restated US GAAP Assets and Liabilities – 2009

(c) Restatement Adjustments – Assets and Liabilities

Assets	As originally reported		As restated
	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	1,348,403	(1,055,463)	292,940
Marketable securities	–	1,005,882	1,005,882
Restricted cash	47,265	49,581	96,846
Receivables from clients	1,188,662	(2,366)	1,186,296
Properties for sale	1,796,000	400,320	2,196,320
Other accounts receivable	87,502	–	87,502
Prepaid expenses	14,122	–	14,122
Investments	185,364	(31,825)	153,539
Property and equipment, net	58,969	–	58,969
Intangibles, net	151,343	(17,974)	133,369
Goodwill	31,416	–	31,416
Receivables from clients	1,691,642	(357,099)	1,334,543
Properties for sale	416,083	–	416,083
Deferred income tax	15,912	36,961	52,873
Other	96,647	–	96,647
Total assets	7,129,330	28,017	7,157,347

Liabilities And Shareholders’ Equity	As originally reported		As restated
	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Short-term debt, including current portion of long-term debt	653,070	–	653,070
Debentures	132,077	–	132,077
Obligations for purchase of land	241,396	–	241,396
Materials and services suppliers	169,085	–	169,085
Taxes and labor contributions	199,472	–	199,472
Advances from clients–real estate and services	349,483	159,324	508,807
Credit assignments	118,846	–	118,846
Acquisition of investments	21,090	–	21,090
Dividends payable	50,716	–	50,716
Others	81,863	–	81,863
Long-term liabilities
Loans, net of current portion	476,645	–	476,645
Debentures, net of current portion	1,796,000	–	1,796,000
Deferred income tax	–	–	–
Obligations for purchase of land	141,563	–	141,563
Others	484,857	–	484,857
Shareholders’ equity
Total Gafisa shareholders’ equity	2,165,255	(99,482)	2,065,773
Noncontrolling interests	47,912	(31,825)	16,087
Total shareholders’ equity	2,213,167	(131,307)	2,081,860
Total liabilities and shareholders’ equity	7,129,330	28,017	7,157,347

Restated US GAAP Income Statement – 2009

c) Restatement Adjustments – Income Statement

Net Income	As originally reported		As restated
	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue	2,338,311	(339,960)	1,998,351
Operating costs (sales and services)	(1,652,850)	220,221	(1,432,629)
Gross profit	685,461	(119,739)	565,722
Operating expenses
Selling, general and administrative	(439,459)	–	(439,459)
Other	(161,077)	14,984	(146,093)
Operating income	84,925	(104,755)	(19,830)
Financial income (expenses)	(83,622)	(21,022)	(104,644)
Income (loss) before income tax, equity in results and noncontrolling interest	1,303	(125,777)	(124,474)
Income tax expense	(59,567)	25,770	(33,797)
Income (loss) before equity in results and noncontrolling interests	(58,264)	(100,007)	(158,271)
Equity in results	63,862	18,270	82,132
Net income (loss)	5,598	(81,737)	(76,139)
Less: attributable to noncontrolling interests	(42,276)	11,908	(30,368)
Net income (loss) attributable to Gafisa	(36,678)	(69,829)	(106,507)

Reconciliation of Restated Income – 2008

a) Net Income Reconciliation – BR and US GAAP

Net Income Reconciliation – BR and US GAAP	As originally reported		As restated
	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)

Net income under Brazilian GAAP	109,921	–	109,921
Revenue recognition–net operating revenue	85,337	(156,770)	(71,433)
Revenue recognition–operating costs	(47,672)	115,498	67,826
Amortization of capitalized interest	(9,357)	–	(9,357)
Stock compensation (expense) reversal	53,819	–	53,819
Reversal of goodwill amortization of Alphaville	10,734	–	10,734
Reversal of negative goodwill amortization of Redevco and Tenda	(53,819)	–	(53,819)
Gain on the transfer of FIT Residencial	205,527	–	205,527
Business Combination of Tenda	(468)	(2,780)	(3,248)
Business Combination of Alphaville	(19,185)	–	(19,185)
Fair value option of financial liabilities	(207)	–	(207)
Reversal of contract termination provision	–	11,197	11,197
Other	(356)	–	(356)
Reversal and reclassification of non-controlling interest	6,839	34,031	40,870
Deferred income tax on adjustments above	(41,455)	3,775	(37,680)
Net income (loss) attributable to Gafisa, net of non-controlling interest	299,658	4,951	304,609
Net income (loss) attributable to noncontrolling interests under USGAAP	47,900	(30,415)	17,485
Total net income (loss) under USGAAP	347,558	(25,464)	322,094

Reconciliation of Restated Shareholder’s Equity – 2008

b) Shareholders’ Equity Reconciliation BR and US GAAP

Shareholders’ Equity Reconciliation BR and US GAAP	As originally reported		As restated
	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	1,612,419	–	1,612,419
Revenue recognition–net operating revenue	(344,635)	(263,391)	(608,026)
Revenue recognition–operating costs	217,327	180,099	397,426
Capitalized interest	99,897	–	99,897
Amortization of capitalized interest	(94,126)	–	(94,126)
Liability–classified stock options	(2,221)	–	(2,221)
Receivables from clients–SFAS 140	12,843	–	12,843
Liability assumed–SFAS 140	(12,843)	–	(12,843)
Reversal of goodwill amortization of Alphaville	18,234	–	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	(53,819)	–	(53,819)
Gain on the transfer of FIT Residencial	205,527	–	205,527
Business Combination of Tenda	16,404	(2,780)	13,624
Business Combination of Alphaville	(22,102)	–	(22,102)
Reversal of contract termination provision	–	11,197	11,197
Other	266	–	266
Reversal and reclassification of non-controlling interest	20,237	34,031	54,268
Deferred income tax on adjustments above	49,687	11,191	60,878
Shareholders’ equity before non—controlling interest	1,723,095	(29,653)	1,693,442
Noncontrolling interests under USGAAP	451,342	(19,917)	431,425
Total Shareholders’ equity under USGAAP	2,174,437	(49,570)	2,124,867

Restated US GAAP Assets and Liabilities – 2008

c) Restatement Adjustments – Assets and Liabilities

Shareholders’ Equity Reconciliation BR and US GAAP	As originally reported		As restated
	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	510,504	(326,980)	183,524
Marketable securities	–	326,980	326,980
Restricted cash	76,928	–	76,928
Receivables from clients	1,060,845	(77,512)	983,333
Properties for sale	2,058,721	180,099	2,238,820
Other accounts receivable	127,150	–	127,150
Prepaid expenses	27,732	–	27,732
Investments	49,135	(19,917)	29,218
Property and equipment, net	50,852	–	50,852
Intangibles, net	188,199	(2,780)	185,419
Goodwill	31,416	–	31,416
Receivables from clients	720,298	(52,629)	667,669
Properties for sale	149,403	–	149,403
Deferred income tax	35,067	11,191	46,258
Other	93,153	–	93,153
Total assets	5,179,403	38,452	5,217,855

Liabilities And Shareholders’ Equity	As originally reported		As restated
	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity Current liabilities
Short-term debt, including current portion of long-term debt	430,853	–	430,853
Debentures	64,930	–	64,930
Obligations for purchase of land	278,745	–	278,745
Materials and services suppliers	103,592	–	103,592
Taxes and labor contributions	112,729	–	112,729
Advances from clients–real estate and services	176,958	88,022	264,980
Credit assignments	46,844	–	46,844
Acquisition of investments	25,296	–	25,296
Dividends payable	26,106	–	26,106
Others	85,445	–	85,445
Long-term liabilities
Loans, net of current portion	587,355	–	587,355
Debentures, net of current portion	442,000	–	442,000
Deferred income tax	–	–	–
Obligations for purchase of land	225,639	–	225,639
Others	398,474	–	398,474
Shareholders’ equity
Total Gafisa shareholders’ equity	1,723,095	(29,653)	1,693,442
Noncontrolling interests	451,342	(19,917)	431,425
Total shareholders’ equity	2,174,437	(49,570)	2,124,867
Total liabilities and shareholders’ equity	5,179,403	38,452	5,217,855

Restated US GAAP Income Statements – 2008

c) Restatement Adjustments – Income Statement

Net Income	As originally reported		As restated
	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue	1,692,706	(215,402)	1,477,304
Operating costs (sales and services)	(1,198,256)	115,498	(1,082,758)
Gross profit	494,450	(99,904)	394,546
Operating expenses
Selling, general and administrative	(306,134)	–	(306,134)
Other	163,363	31,251	194,614
Operating income	351,679	(68,653)	283,026
Financial income (expenses)	40,198	35,798	75,996
Income (loss) before income tax, equity in results and noncontrolling interest	391,877	(32,855)	359,022
Income tax expense	(70,576)	3,775	(66,801)
Income (loss) before equity in results and noncontrolling interests	321,301	(29,080)	292,221
Equity in results	26,257	3,616	29,873
Net income (loss)	347,558	(25,464)	322,094
Less: attributable to noncontrolling interests	(47,900)	30,415	(17,485)
Net income (loss) attributable to Gafisa	299,658	4,951	304,609

Reconciliation of Restated Net Income–2007

a) Net Income Reconciliation - BR and US GAAP

	As originally reported		As restated
Net Income Reconciliation - Brand US GAAP	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	91,640	–	91,640
Revenue recognition–net operating revenue	(152,064)	(106,621)	(258,685)
Revenue recognition–operating costs	96,215	64,601	160,816
Amortization of capitalized interest	(32,544)	–	(32,544)
Stock compensation (expense) reversal	22,684	–	22,684
Reversal of goodwill amortization of Alphaville	7,500	–	7,500
Business Combination of Alphaville	(2,917)	–	(2,917)
Fair value option of financial liabilities	207	–	207
Other	370	–	370
Reversal and reclassification of non-controlling interest	1,994	–	1,994
Deferred income tax on adjustments above	30,377	7,416	37,793
Net income (loss) attributable to Gafisa, net of non-controlling interest	63,462	(34,604)	28,858
Net income (loss) attributable to noncontrolling interests under USGAAP	4,738	10,498	15,236
Total net income (loss) under USGAAP	68,200	(24,106)	44,094

Reconciliation of Restated Shareholder’s Equity – 2007

b) Shareholders’ Equity Reconciliation BR and US GAAP

	As originally reported		As restated
Shareholders’ Equity Reconciliation Brand US GAAP	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	1,498,728	–	1,498,728
Revenue recognition – net operating revenue	(185,034)	(106,621)	(291,655)
Revenue recognition – operating costs	121,212	64,601	185,813
Capitalized interest	99,897	–	99,897
Amortization of capitalized interest	(84,769)	–	(84,769)
Liability – classified stock options	(29,356)	–	(29,356)
Receivables from clients – SFAS 140	22,390	–	22,390
Liability assumed – SFAS 140	(22,390)	–	(22,390)
Reversal of goodwill amortization of Alphaville	7,500	–	7,500
Business Combination of Alphaville	(2,917)	–	(2,917)
Reversal of contract termination provision	207	–	207
Other	(339)	–	(339)
Reversal and reclassification of non-controlling interest	185	–	185
Deferred income tax on adjustments above	16,556	7,416	23,972
Shareholders’ equity before non-controlling interest	1,441,870	(34,604)	1,407,266
Noncontrolling interests under USGAAP	39,576	10,498	50,074
Total Shareholders’ equity under USGAAP	1,481,446	(24,106)	1,457,340

Restated US GAAP Assets and Liabilities–2007

c) Restatement Adjustments – Assets and Liabilities

Assets	As originally reported		As restated
	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	512,185	(299,116)	213,069
Marketable securities	–	299,116	299,116
Restricted cash	9,851	–	9,851
Receivables from clients	269,363	(37,085)	232,278
Properties for sale	990,877	64,601	1,055,478
Other accounts receivable	101,279	–	101,279
Prepaid expenses	45,003	–	45,003
Investments	46,249	10,498	56,747
Property and equipment, net	27,336	–	27,336
Intangibles, net	153,240	–	153,240
Goodwill	31,416	–	31,416
Other assets	–	–	–
Receivables from clients	505,073	(69,536)	435,537
Properties for sale	149,403	–	149,403
Deferred income tax	–	7,416	7,416
Other	47,765	–	47,765
Total assets	2,889,040	(24,106)	2,864,934

Liabilities and Shareholders’ Equity	As originally reported		As restated
	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity Current liabilities
Short–term debt, including current portion of long–term debt	59,196	–	59,196
Debentures	9,190	–	9,190
Obligations for purchase of land	244,696	–	244,696
Materials and services suppliers	82,334	–	82,334
Taxes and labor contributions	60,996	–	60,996
Advances from clients – real estate and services	26,485	–	26,485
Credit assignments	1,442	–	1,442
Acquisition of investments	48,521	–	48,521
Dividends payable	26,981	–	26,981
Others	73,541	–	73,541
Long-term liabilities
Loans, net of current portion	378,138	–	378,138
Debentures, net of current portion	240,000	–	240,000
Deferred income tax	3,728	–	3,728
Obligations for purchase of land	73,056	–	73,056
Others	79,290	–	79,290
Shareholders’ equity
Total Gafisa shareholders’ equity	1,441,870	(34,604)	1,407,266
Noncontrolling interests	39,576	10,498	50,074
Total shareholders’ equity	1,481,446	(24,106)	1,457,340
Total liabilities and shareholders’ equity	2,889,040	(24,106)	2,864,934

Restated US GAAP Income Statement – 2007

c) Restatement Adjustments – Income Statement

Net Income	As originally reported		As restated
	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue	1,090,632	(111,007)	979,625
Operating costs (sales and services)	(865,756)	64,601	(801,155)
Gross profit	224,876	(46,406)	178,470
Operating expenses
Selling, general and administrative	(192,025)	–	(192,025)
Other	1,595	–	1,595
Operating income	34,446	(46,406)	(11,960)
Financial income (expenses)	27,243	4,386	31,629
Income (loss) before income tax, equity in results and noncontrolling interest	61,689	(42,020)	19,669
Income tax expense	(1,988)	7,416	5,428
Income (loss) before equity in results and noncontrolling interests	59,701	(34,604)	25,097
Equity in results	8,499	10,498	18,997
Net income (loss)	68,200	(24,106)	44,094
Less: attributable to noncontrolling interests	(4,738)	(10,498)	(15,236)
Net income (loss) attributable to Gafisa	63,462	(34,604)	28,858